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23 January 2006                                                 [MITTAL logo]
For more information, please contact
Nicola Davidson
T  +44 (0)20 7543 1162
Paul Weigh
T +44 (0)20 7543 1172


                                                                 News release

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For immediate release

                        MITTAL STEEL DENIES PRESS REPORTS
                         REGARDING TALKS WITH BAYI STEEL


23 January 2006 - Mittal Steel Company (NYSE and Euronext Amsterdam: MT) would like to make it clear that there is no truth to the recent news reports published stating that the company is currently in talks with Bayi Iron & Steel Company Limited.


About Mittal Steel


Mittal Steel is the world's largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2004, Mittal Steel had revenues of US$22.2 billion and steel shipments of
42.1 million tons. The Company trades on the New York Stock Exchange and Euronext Amsterdam under the ticker symbol "MT".




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